Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State of Incorporation/Formation
Town Creek Industries, Inc.	Maryland
Technipower LLC	Delaware
Deltron LLC, f/k/a Del-Inc Acquisition LLC	Delaware